UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 9, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022.

General

As of June 30, 2022, the Company’s fleet consisted of 68 vessels, with an aggregate capacity of approximately 12.5 million DWT:

(i)64 vessels owned by the Company (19 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

The Company took delivery of the VLCC newbuildings, Front Alta, Front Tweed and Front Tana, from Hyundai Heavy Industries (“HHI”), in April, June and August 2022, respectively.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited ("FSL") has agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of approximately $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.

In August 2019, the Company entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate. As of June 30, 2022, the charters have remaining contractual periods of approximately two months. In July and August 2022, two of the Suezmax tankers were redelivered upon completion of the corresponding time charters and the remaining three Suezmax tankers are expected to be redelivered in September 2022.

In August 2022, the Company entered into a fixed rate time charter-out contract for one LR2/Aframax tanker to a third party on a three-year time charter, at a daily base rate of $31,500.

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline, which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline is entitled to the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

As of June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions.
The Euronav shares were acquired in exchange for 19,091,910 Frontline shares with an aggregate fair value of $175.5 million. The fair value of the Euronav shares was $163.0 million as of June 30, 2022.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022.

In July 2022, Frontline and Euronav announced that the companies have signed a definitive combination agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav share, which was unanimously approved by all the members of Frontline’s board of directors and by all members of Euronav’s supervisory board. The agreement memorializes the principal aspects of the previously announced term sheet that was signed on April 7, 2022. Please see Note 17 of our Unaudited Condensed Consolidated Interim Financial Statements for additional information.

Fleet changes1
1 Table excludes vessels commercially managed on behalf of third parties and related parties.

(number of vessels)	Six months ended June 30, 2022	Six months ended June 30, 2021	Year ended December 31, 2021
VLCCs
At start of period	19	19	19
Other acquisitions/newbuilding deliveries	2	—	2
Disposal/lease termination	(2)	—	—
Chartered-in/redelivered	—	(2)	(2)
At end of period	19	17	19
Suezmax tankers
At start of period	27	27	27
At end of period	27	27	27
LR2/Aframax tankers
At start of period	20	18	18
Other acquisitions/newbuilding deliveries	—	2	4
Disposals	(2)	—	(2)
At end of period	18	20	20
Total
At start of period	66	64	64
Other acquisitions/newbuilding deliveries	2	2	6
Disposals	(4)	—	(2)
Chartered-in/redelivered	—	(2)	(2)
At end of period	64	64	66

Tanker Market Update

Global oil consumption averaged 98.4 million barrels per day ("mbpd") during the second quarter of 2022 according to the Energy Information Administration (“EIA”), 0.7 mbd lower than the previous quarter. The world is being challenged by high inflation rates, to a large part directly or indirectly caused by record high energy prices, dampening demand. The second calendar quarter is also normally seasonally soft. Global oil supply increased by 0.2 mbpd during the second quarter, averaging 99.1 mbpd. Global inventories have been stable throughout the quarter, but the U.S. has seen an average draw of 0.4 mbd. This is remarkable given an increase in U.S. production of 1.4 mbd year to date.

Oil supply has been the limiting factor in the markets we have seen in the second quarter of 2022, and Brent oil prices rose above $120 per barrel as the second quarter came to an end. However, volumes have settled firmly at pre-pandemic levels, and freight rates have seen a positive development compared to recent quarters. Sanctions on Russian oil and other products have affected transportation distances as oil has consequently been transported past Europe to reach Asia. Europe has in turn replaced the oil and products from further afar, such as West Africa, the U.S. and Middle East. This has created highly inefficient trading patterns, which have been ultimately beneficial for tanker utilization.

Tanker ordering continues to be muted, and according to industry sources there has not been a single order placed for a VLCC or a Suezmax in over 12 months. LR2 tankers have been the exception as 13 orders for LR2 tankers have been reported to have been placed this year. Nonetheless, we believe this trend does not threaten the outlook materially considering more than 40 LR2 will pass 20 years in age before the orderbook is delivered by 2025. So far this year 27 VLCCs, 25 Suezmax tankers and 11 LR2 tankers have been delivered. According to the latest reports there are 861 VLCCs in the global fleet and the orderbook is comprised of 41 vessels with 81 vessels which are above or will pass 20 years in age in 2022. For Suezmax tankers the global fleet totals 595, with an orderbook of 16 vessels and 65 vessels will pass 20 years in age by year end 2022. In respect of the LR2 segment the fleet stands at 399 vessels and the orderbook is comprised of 55 vessels and 20 vessels are above or will pass 20 years in age in 2022. For a clean LR2 tanker, it may be more relevant to focus on the 15-year mark, where 70 LR2 tankers are built prior to 2008, becoming less efficient to trade in the market as many charterers would refuse to trade the vessels. The tanker fleet, in general, assuming normal recycling activity over the next few years, looks destined to shrink, something not seen since the 1980s. Oil demand is expected to grow by 3.6 mbd over the next 18 months according to the EIA.
ESG Update

The Company has published its 2021 ESG report, which may be found on its website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance (“ESG”) journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the COVID-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risks and opportunities are at the core of Frontline’s business strategy.

Our response to the acute challenges we have faced in recent years, most notably the COVID-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. Balancing the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers, and communities is never easy but we believe our sustainability strategy is key to striking this balance and creating long-term value.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2022 and June 30, 2021.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2022	2021
Time charter revenues	48,451	42,111
Voyage charter revenues	463,195	313,917
Other income	6,235	7,982
Total operating revenues	517,881	364,010

Voyage expenses and commissions	254,906	176,941

Time charter revenues increased by $6.3 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 primarily due to the increase in profit share recognized on the long term time charters of five Suezmax tankers.

Voyage charter revenues increased by $149.3 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 primarily due to the increase in market freight rates, the delivery of six newbuildings and two second hand VLCCs onto voyage charters since January 1, 2021 and the redelivery of five vessels from short term time charters since January 2021. These factors were partially offset by the sale of four LR2 tankers and the termination of the leases on four vessels chartered-in under finance and operating leases since January 1, 2021.

Other income primarily comprises the income earned from the technical and commercial management of related party and third-party vessels, newbuilding supervision fees derived from related parties and administrative services provided to related parties. The decrease in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 was mainly due to a decrease in technical management fees as a result of a reduction in the number of vessels under management and a decrease in administrative fees earned.

Voyage expenses and commissions increased by $78.0 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, due to increased bunker prices, the delivery of six newbuildings and two second hand VLCCs onto voyage charters since January 1, 2021 and the redelivery of five vessels back to voyage charters from time charters. These factors were offset by the sale of four LR2 tankers and the termination of the leases on four vessels chartered-in under finance and operating leases since January 1, 2021.

Other operating gains

(in thousands of $)	2022	2021
Loss on termination of vessel leases	(431)	—
Gain on sale of vessels	6,055	—
Gain on settlement of claim	1,202	—
Gain on pool arrangements	248	1,048
Other gains	8	85
Other operating gains	7,082	1,133

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the six months ended June 30, 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in 2021 and a gain of $6.1 million in the six months ended June 30, 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the six months ended June 30, 2022.

In the six months ended June 30, 2022, the Company recorded a gain on pool arrangements of $0.2 million (2021: gain of $1.0 million), $1.2 million gain (2021: nil ) in relation to insurance claims. In the six months ended June 30, 2021 the Company recorded a gain of $0.1 million in relation to other miscellaneous settlements.

Contingent rental income

(in thousands of $)	2022	2021
Contingent rental income	(623)	(1,624)

As of June 30, 2022, the Company had redelivered the two vessels leased from SFL. Prior to the redelivery of the vessels, contingent rental expense was payable to SFL based on the earnings of these vessels. Contingent rental income recorded in the six months ended June 30, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period. The decrease in contingent rental income is due to the redelivery of the vessels.

Ship operating expenses

(in thousands of $)	2022	2021
Ship operating expenses	94,836	88,154

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased by $6.7 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 primarily due to the delivery of six newbuildings and two second hand VLCCs since January 1, 2021 and an increase in dry docking activity. These factors were offset by the sale of four LR2 tankers and the termination of the leases on four vessels chartered-in under finance and operating leases since January 1, 2021.

Charter hire expenses

(in thousands of $)	2022	2021
Charter hire expenses	—	2,593

In the six month period ended June 30, 2021, the Company chartered-in two VLCCs under operating leases, which were both redelivered at the end of their respective charter-in agreements in 2021. The decrease in charter hire expense is due to the terminations of the charter-in agreements.

Administrative expenses

(in thousands of $)	2022	2021
Administrative expenses	16,240	14,332

Administrative expenses increased by $1.9 million in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. The increase is primarily due to an increase in legal and professional fees and synthetic share option expense, partially offset by a reduction in costs incurred in the management of vessels and a decrease in office related costs.

Depreciation

(in thousands of $)	2022	2021
Depreciation	73,773	71,734

Depreciation increased in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 mainly due to the delivery of six newbuildings and two second hand VLCCs since January 1, 2021, and depreciation on additional Exhaust Gas Cleaning Systems ("EGCS") and Ballast Water Treatment Systems ("BWTS") installed on our vessels. These factors were partially offset by a decrease in depreciation due to the sale of four LR2 tankers and the termination of the leases on two VLCCs chartered-in under finance leases.

Interest income

(in thousands of $)	2022	2021
Interest income	188	84

Interest income in the six months ended June 30, 2022 and the six months ended June 30, 2021 relates to interest received on bank deposits and the shareholder loan to an associated company.

Interest expense

(in thousands of $)	2022	2021
Interest expense	(35,894)	(29,414)

Interest expense increased in the six months ended June 30, 2022 by $6.5 million as compared to the six months ended June 30 2021 primarily due to the additional interest expense due to the drawdown of term loan facilities in relation to six newbuildings and two second hand VLCCs delivered since January 1, 2021, the drawdown of amounts from the Company's senior unsecured facility agreement with an entity related to Hemen and the movements in interest rates. The increase was partially offset by the scheduled repayment of outstanding debt, a reduction due to the sale of four LR2 tankers and additional capitalization of interest related to newbuildings.

Share of results of associated company

(in thousands of $)	2022	2021
Share of results of associated company	5,959	(724)

A share of income of TFG Marine Pte. Ltd. (“TFG Marine”) of $6.5 million was recognized in the six months ended June 30, 2022 (2021: loss of $0.7 million).

A share of losses of FMS Holdco of $0.6 million was recognized in the six months ended June 30, 2022.

Unrealized gain on marketable securities

(in thousands of $)	2022	2021
Unrealized gain (loss) on marketable securities	(11,736)	7,915

In the six months ended June 30, 2022, the Company recognized an unrealized loss of $11.7 million in relation to the marketable securities held at the reporting date (2021: gain of $7.9 million).

In the six months ended June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of privately negotiated share exchange transactions with certain shareholders of Euronav. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares to be issued based on the Frontline share price as of the corresponding transaction dates. The transaction date fair of the Euronav shares based on the Euronav share price was $167.7 million, which resulted in an unrealized loss on marketable securities of $7.8 million upon the initial recognition of the transactions.

Based on the Euronav share price as of June 30, 2022, the fair value of the shares held in Euronav was $163.0 million as of period end which resulted in a subsequent unrealized loss of $4.7 million in the second quarter of 2022. The total unrealized loss recognized in the second quarter of 2022 was $12.5 million resulting in a carrying value of the shares held in Euronav of $163.0 million as of June 30, 2022.

This loss was partially offset by the gain of $0.7 million on other marketable securities owned by the Company.

Gain on derivatives

(in thousands of $)	2022	2021
Gain on derivatives	33,798	10,989

The gain on derivatives in the six months ended June 30, 2022 and the gain on derivatives in the six months ended June 30, 2021 relate to interest rate swap agreements as a result of the increase in interest rates.

Other non-operating items

(in thousands of $)	2022	2021
Other non-operating items	122	380

Other non-operating items primarily comprise of dividends received on marketable securities, offset by bank charges.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium, when necessary, and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization as of June 30, 2022 was $1,972.4 million (based on a share price of $8.86) compared to its carrying value of approximately $1,906.5 million. As the market capitalization of the Company was above the carrying value, even without considering any control premium, the Company concluded that there was no requirement for an impairment to the carrying value of goodwill.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our Condensed Consolidated Balance Sheet and Results of Operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing (including interest), payment of newbuilding installments, payment of upgrading costs in relation to EGCS and BWTS, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are generally received upon completion of the voyage.

As of June 30, 2022 and December 31, 2021, we had cash and cash equivalents of $119.8 million, and $113.1 million, respectively. As of June 30, 2022 and December 31, 2021, we had no restricted cash balances. Restricted cash does not include cash balances of $105.9 million (December 2021: $67.0 million), which represents 100% (December 2021: 64%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2022 because the Company's senior unsecured facility agreement with an entity related to Hemen, is repayable in May 2023.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.

Newbuildings

As of June 30, 2022, the Company’s newbuilding program consisted of four VLCCs, one of which was delivered in August 2022. The remaining vessels are expected to be delivered as follows: two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.

As of June 30, 2022, total installments of $90.2 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $287.0 million, of which $215.2 million is expected to be paid in 2022 and $71.7 million is due to be paid in 2023, and of which $260.0 million will be financed by committed term loan facilities.

Vessel disposals

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.

In April 2022, the Company announced that its subsidiary FSL had agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of approximately $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

Financing

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 with DNB ASA (“DNB”) to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of June 30, 2022.

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic Credit Adjustment Spread ("CAS") between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022 and $223.9 million of the refinanced facility has been recorded in long-term debt as of June 30, 2022.

Other

In May 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline, which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline is entitled to the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

In June 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

As of June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions. The Euronav shares were acquired in exchange for 19,091,910 Frontline shares with an aggregate fair value of $175.5 million. The fair value of the Euronav shares was $163.0 million as of June 30, 2022.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline has entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline has issued to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement in August 2022.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2022.

Net cash provided by operating activities

Net cash provided by operating activities in the six months ended June 30, 2022 was $82.5 million compared to $41.2 million in the six months ended June 30, 2021.

The increase was mainly driven by (i) the increase in total operating revenues of $153.9 million due to the increase in market freight rates and delivery of six newbuildings and two second hand VLCCs, since January 1, 2021; (ii) the decrease in charterhire expenses of $2.6 million, due to the redelivery of two vessels leased under operating lease and (iii) other gains of $0.8 million.

The increase in cash provided by operating activities was partially offset by (i) an increase in voyage and ship operating expenses by $78.0 million and $6.7 million respectively, mainly due to the increase in bunker costs and the net increase in the fleet; (ii) the increase in interest paid by $6.4 million, as a result of the additional debt drawdowns since January 1, 2021; and the movement in other operating assets and liabilities decreased the cash generated from operating activities by $24.9 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to June 30, 2022, compared with the actual freight rates achieved during the six months ended June 30, 2022, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily cash break-even TCE rates for the remainder of 2022 will be approximately $24,900, $20,000 and $17,200 for our owned VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $79.6 million in the six months ended June 30, 2022 comprised mainly of capitalized additions of $159.6 million, primarily in respect of the additions related to the six newbuilding contracts along with EGCS and BWTS upgrade costs. The cash provided by investing activities was partially offset by the proceeds of $80.0 million from the sale of two LR2 tankers in the period.

Net cash provided by financing activities
Net cash used in financing activities of $3.9 million in the six months ended June 30, 2022 was primarily a result of debt drawdowns of $234.0 million, offset by debt and finance lease repayments of $223.3 million and $5.7 million, respectively. In addition, the company paid $1.2 million in debt fees.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash as of June 30, 2022 does not include cash balances of $105.9 million (December 2021: $67.0 million), which represents 100% (December 2021: 64%) of the cash required to be maintained by the financial covenants in our loan agreements. These cash amounts are included in "Cash and cash equivalents". The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2022 because the Company's senior unsecured facility agreement with an entity related to Hemen, is repayable in May 2023. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.

The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2022.
We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR or SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2022, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,591.5 million. Based on this, a one percentage point increase in annual interest rates would increase its annual interest expense by approximately $15.9 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate, with a forward start date of February 2019. In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In April 2020, the Company entered into two interest rate swaps with Nordea Bank Norge ("Nordea") whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The fair value of these swaps as of June 30, 2022 was a receivable of $39.4 million (December 2021: $9.7 million) and a payable of nil (December 2021: $5.7 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $33.8 million in the six months ended June 30, 2022 (six months ended June 30, 2021: gain of $11.0 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the ability of the Company and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group's operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of the Company and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with the Company or Euronav;
•the strength of world economies;
•fluctuations in currencies and interest rates;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on interest rates of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, environmental factors, political events, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus, or COVID-19, and its impact on the demand for seaborne transportation in the tanker sector;
•business disruptions due to natural disasters or other disasters outside our control, such as the ongoing COVID-19 pandemic; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Commission on March 17, 2022 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $, except per share data)

	2022	2021
Operating revenues
Time charter revenues	48,451	42,111
Voyage charter revenues	463,195	313,917
Other income	6,235	7,982
Total operating revenues	517,881	364,010
Other operating gains	7,082	1,133
Voyage expenses and commissions	254,906	176,941
Contingent rental income	(623)	(1,624)
Ship operating expenses	94,836	88,154
Charter hire expense	—	2,593
Administrative expenses	16,240	14,332
Depreciation	73,773	71,734
Total operating expenses	439,132	352,130
Net operating income	85,831	13,013
Other income (expenses)
Interest income	188	84
Interest expense	(35,894)	(29,414)
Unrealized gain (loss) on marketable securities	(11,736)	7,915
Share of results of associated companies	5,959	(724)
Foreign currency exchange loss	(17)	(17)
Gain on derivatives	33,798	10,989
Other non-operating items	122	380
Net other expenses	(7,580)	(10,787)
Net income before income taxes	78,251	2,226
Income tax benefit (expense)	(6)	38
Net income	78,245	2,264

Basic earnings per share	$0.38	$0.01
Diluted earnings per share	$0.38	$0.01

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $)

	2022	2021
Comprehensive income
Net income	78,245	2,264
Foreign currency translation gain (loss)	196	(26)
Other comprehensive income (loss)	196	(26)
Comprehensive income	78,441	2,238

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021
(in thousands of $)

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	119,811	113,073
Marketable securities	166,187	2,435
Trade accounts receivable, net	56,688	63,423
Related party receivables	12,276	11,676
Other receivables	14,879	10,109
Inventories	125,197	80,787
Voyages in progress	61,976	38,492
Prepaid expenses and accrued income	11,846	8,899
Other current assets	4,989	3,851
Total current assets	573,849	332,745
Long-term assets
Newbuildings	93,029	130,633
Vessels and equipment, net	3,531,470	3,477,801
Vessels and equipment under finance leases, net	—	44,880
Right-of-use assets under operating leases	3,648	3,914
Investment in associated company	6,514	555
Goodwill	112,452	112,452
Loan notes receivable	1,388	1,388
Derivative instruments receivable	39,352	9,675
Other long-term assets	3,400	3,055
Total assets	4,365,102	4,117,098

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	416,877	189,286
Current portion of obligations under finance leases	—	7,601
Current portion of obligations under operating leases	1,102	1,122
Related party payables	50,075	36,250
Trade accounts payable	11,890	2,327
Accrued expenses	57,412	42,836
Derivative instruments payable	—	5,673
Other current liabilities	5,488	7,580
Total current liabilities	542,844	292,675
Long-term liabilities
Long-term debt	1,911,548	2,126,910
Obligations under finance leases	—	40,865
Obligations under operating leases	2,843	3,114
Other long-term liabilities	1,396	992
Total liabilities	2,458,631	2,464,556
Commitments and contingencies

Equity
Share capital (203,530,979 shares. 2021: 203,530,979. Par value $1.00)	203,531	203,531
Additional paid in capital	623,779	448,291
Contributed surplus	1,004,094	1,004,094
Accumulated other comprehensive income	424	228
Retained earnings (deficit)	75,115	(3,130)
Total equity attributable to the Company	1,906,943	1,653,014
Non-controlling interest	(472)	(472)
Total equity	1,906,471	1,652,542
Total liabilities and equity	4,365,102	4,117,098

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $)

	2022	2021

Net cash provided by operating activities	82,506	41,217

Additions to newbuildings, vessels and equipment	(159,634)	(181,980)
Marketable securities acquired	—	(357)
Proceeds from sale of vessel	80,000	—
Cash inflow from sale of subsidiary	—	2,813
Proceeds from sale of marketable securities	—	14,074
Net cash used in investing activities	(79,634)	(165,450)

Proceeds from issuance of debt	234,000	172,024
Repayment of long-term debt	(223,270)	(90,623)
Repayment of finance leases	(1,197)	(3,199)
Lease termination compensation payment	(4,456)	—
Debt fees paid	(1,211)	(2,117)
Net cash provided by financing activities	3,866	76,085

Net change in cash and cash equivalents and restricted cash	6,738	(48,148)
Cash and cash equivalents and restricted cash at beginning of period	113,073	189,649
Cash and cash equivalents and restricted cash at end of period	119,811	141,501

See Note 8 for details of significant non-cash investing activities.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2022 and June 30, 2021
(in thousands of $, except number of shares)

	2022	2021
Number of shares outstanding
Balance at beginning of the period	203,530,979	197,692,321
Balance at the end of the period	203,530.979	197,692.321

Share capital
Balance at beginning of the period	203,531	197,692
Balance at the end of the period	203,531	197,692

Additional paid in capital
Balance at beginning of the period	448,291	402,021
Stock compensation expense	—	(338)
Capital contribution	175,488	—
Balance at end of the period	623,779	401,683

Contributed surplus
Balance at beginning of the period	1,004,094	1,004,094
Balance at end of the period	1,004,094	1,004,094

Accumulated other comprehensive income
Balance at beginning of the period	228	200
Other comprehensive income (loss)	196	(26)
Balance at end of the period	424	174

Retained earnings (deficit)
Balance at beginning of the period	(3,130)	8,018
Net income	78,245	2,264
Balance at end of the period	75,115	10,282

Total equity attributable to the Company	1,906,943	1,613,925

Non-controlling interest
Balance at beginning of the period	(472)	(472)
Balance at end of the period	(472)	(472)

Total equity	1,906,471	1,613,453

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. INTERIM FINANCIAL DATA

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Consolidated Financial Statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 17, 2022. The Unaudited Condensed Consolidated Interim Financial Statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2022 are not necessarily indicative of the results for the year ending December 31, 2022. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with US GAAP. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.

Obligations to issue shares
Obligations to issue shares to the Company's shareholders are recorded in equity at the transaction date fair value of the shares to be issued. The fair value is recorded as a capital contribution within additional paid in capital. On settlement of the share issuance a corresponding debit to additional paid in capital is recorded for the par value of the shares issued.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

4. EARNINGS PER SHARE

The authorized share capital of the Company as of June 30, 2022 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 203,530,979 shares (December 31, 2021: 203,530,979 shares) of $1.00 par value each are in issue and fully paid.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the six months ended June 30, 2022 and June 30, 2021:

(in thousands of $)	2022	2021
Net income attributable to the Company	78,245	2,264

(in thousands)	2022	2021
Weighted average number of shares	205,257	197,692
Dilutive effect of share options	—	106
Denominator for diluted earnings per share	205,257	197,798

	2022	2021
Cash dividends per share declared	—	—

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the six months ended June 30, 2022 was 205,257,260, which includes the impact of the 19,091,910 Frontline Ltd. shares to be issued to Hemen for no consideration in connection with the privately negotiated share exchange transactions with Euronav shareholders. See Note 8 for further details of the accounting for the transactions. The shares were considered outstanding common shares and included in the computation of basic and diluted EPS due to the issuance no longer being contingent as of this date. The 19,091,910 Frontline Ltd. shares were not legally issued and outstanding as of June 30, 2022 and were accounted for as a capital contribution and classified as additional paid-in capital within equity as of this date. Following the issuance of the 19,091,910 Frontline shares to Hemen Holding Ltd. (“Hemen”) in August 2022, Frontline has a total of 222,622,889 shares issued and outstanding.

5. OPERATING REVENUES
Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 Revenues from contracts with customers if the non-lease components are the predominant components. The Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the six months ended June 30, 2022 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	48,451	—	48,451
Voyage charter revenues	84,983	378,212	463,195
Other income	—	6,235	6,235
Total	133,434	384,447	517,881

The lease and non-lease components of our revenues in the six months ended June 30, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	42,111	—	42,111
Voyage charter revenues	23,433	290,484	313,917
Other income	—	7,982	7,982
Total	65,544	298,466	364,010

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $8.2 million of contract assets were capitalized in the period ended June 30, 2022 as "Other current assets", of which $4.0 million was amortized up to June 30, 2022, leaving a remaining balance of $4.2 million as of June 30, 2022. $3.8 million of contract assets were amortized in the six months ended June 30, 2022 in relation to voyages in progress at the end of December 31, 2021. No impairment losses were recognized in the period.

As of June 30, 2022 and December 31, 2021, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2022	2021
Voyages in progress	45,734	38,145
Trade accounts receivable	42,212	60,568
Related party receivables	6,881	5,397
Other current assets	4,223	3,813
Total	99,050	107,923

6. OTHER OPERATING GAINS

Other operating gains for the six months ended June 30, 2022 and June 30, 2021 are as follows:

(in thousands of $)	2022	2021
Loss on termination of vessel lease	(431)	—
Gain on sale of vessels	6,055	—
Gain on settlement of claim	1,202	—
Gain on pool arrangements	248	1,048
Other gains	8	85
Other operating gains	7,082	1,133

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the six months ended June 30, 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in 2021 and a gain of $6.1 million in the six months ended June 30, 2022.

In April 2022, The Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the six months ended June 30, 2022.

In the six months ended June 30, 2022, the Company recorded a gain on pool arrangements of $0.2 million (2021: gain of $1.0 million), $1.2 million gain (2021: nil ) in relation to insurance claims. In the six months ended June 30, 2021 the Company recorded a gain of $0.1 million in relation to other miscellaneous settlements.

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash as of June 30, 2022 does not include cash balances of $105.9 million (December 2021: $67.0 million), which represents 100% (December 2021: 64%) of the cash required to be maintained by the financial covenants in our loan agreements. These cash amounts are included in "Cash and cash equivalents". The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of June 30, 2022 because the Company's senior unsecured facility agreement with an entity related to Hemen, is repayable in May 2023.

Our interest rate swaps require us to post cash as collateral based on their fair value. As of June 30, 2022 and December 31, 2021, no cash was posted as collateral in relation to our interest rate swaps. See Note 14 for additional information on our interest rate swaps.

8. MARKETABLE SECURITIES

A summary of the movements in marketable securities for the six months ended June 30, 2022 and the year ended December 31, 2021 is presented in the table below:

(in thousands of $)	2022	2021
Balance at beginning of period	2,435	2,639
Marketable securities acquired	175,488	357
Proceeds from sale of marketable securities	—	(14,074)
Unrealized loss on marketable securities held at period end	(11,736)	(204)
Gain on sale of marketable securities	—	7,881
Repurchase of marketable securities pledged to creditors	—	5,836
Balance at end of period	166,187	2,435

Avance Gas

In the six months ended June 30, 2022, the Company recognized an unrealized gain of $0.6 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

SFL

In the six months ended June 30, 2022, the Company recognized an unrealized gain of $0.1 million in relation to the 0.1 million shares held in SFL.

Euronav

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline, which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline is entitled to the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline has entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of June 30, 2022, the Company had acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares to be issued based on the Frontline share price as of the transaction dates. The transaction date fair of the Euronav shares based on the Euronav share price was $167.7 million which resulted in an unrealized loss on marketable securities of $7.8 million upon the initial recognition of the transactions.

Based on the Euronav share price as of June 30, 2022, the fair value of the shares held in Euronav was $163.0 million as of period end which resulted in a subsequent unrealized loss of $4.7 million in the second quarter of 2022. The total unrealized loss recognized in the second quarter of 2022 was $12.5 million resulting in a carrying value of the shares held in Euronav of $163.0 million as of June 30, 2022.

This loss was partially offset by the gain of $0.7 million on other marketable securities owned by the Company.

9. NEWBUILDINGS

Movements in the six months ended June 30, 2022 are summarized as follows:

(in thousands of $)
Balance at December 31, 2021	130,633
Additions, net	153,173
Interest capitalized	2,021
Transfer to Vessels and Equipment, net	(192,798)
Balance at June 30, 2022	93,029

In the six months ended June 30, 2022, the Company took delivery of two VLCC tankers, Front Alta and Front Tweed, from HHI, in April and June 2022, respectively. As of June 30, 2022, the Company's newbuilding program consisted of four VLCCs one of which was delivered in August 2022. The remaining vessels are expected to be delivered as follows: two vessels in the fourth quarter of 2022 and one vessel in the first quarter of 2023.

As of June 30, 2022, total installments of $90.2 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $287.0 million, of which $215.3 million is expected to be paid in 2022 and $71.7 million is due to be paid in 2023, and of which $260.0 million will be financed by committed term loan facilities.

10. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2022 are summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2021	4,157,960	(680,159)	3,477,801
Depreciation		(71,478)
Additions	6,185
Disposals	(95,975)	22,139
Transfers from Newbuildings	192,798
Balance at June 30, 2022	4,260,968	(729,498)	3,531,470

In the six months ended June 30, 2022, the Company sold two LR2 tankers, Front Lion and Front Panther. See Note 6 for full details of this transaction. The Company has also delivered two VLCCs, Front Alta and Front Tweed. The Company also completed the installation of Exhaust Gas Cleaning Systems on two vessels in the period.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of December 31, 2021, the Company leased in two vessels on long-term time charter from SFL which were classified as finance leases. Both leases were terminated in the six months ended June 30, 2022. See Note 6 for details regarding the loss on lease termination.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2021	103,888	(59,008)	44,880
Lease termination	(103,888)	61,303
Depreciation	—	(2,295)	—
Balance at June 30, 2022	—	—	—

The Company has no outstanding obligations under finance leases as of June 30, 2022.

The outstanding obligations under finance leases as of December 31, 2021 are payable as follows:

(in thousands of $)
2022	10,946
2023	11,705
2024	10,978
2025	11,705
2026	11,705
Thereafter	1,641
Minimum lease payments	58,680
Less: imputed interest	(10,214)
Present value of obligations under finance leases	48,466

The Company recognized the following income (expenses) in relation to the amortization of finance lease assets and obligations in the six months ended June 30, 2022 and June 30, 2021:

(in thousands of $)	June 30, 2022	June 30, 2021
Depreciation of vessels under finance leases	(2,295)	(4,283)
Interest expense on obligations under finance leases	—	(2,002)
Contingent rental income	623	1,624
Loss on termination of vessel lease	(431)	—
Total finance lease expense, net	(2,103)	(4,661)

The remaining periods on these leases as of December 31, 2021 was approximately five years). The weighted average discount rate in relation to the vessels leased from SFL was 7.5%.

12. OPERATING LEASES

The Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indices. Such variable payments were estimated on the date of adoption of ASC 842 based on the index at that time and included in the minimum lease payments. In the six months ended June 30, 2022, lease expense of $0.6 million ($0.9 million in the six months ended June 30, 2021) was recorded in Administrative expenses in the Condensed Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as of June 30, 2022 are as follows:

(in thousands of $)
Year 1	1,198
Year 2	1,158
Year 3	1,191
Year 4	598
Total minimum lease payments	4,145
Less: Imputed interest	(200)
Present value of operating lease liabilities	3,945

The future minimum rental payments under the Company's non-cancellable operating leases as of December 31, 2021 are as follows:

(in thousands of $)
2022	1,289
2023	1,048
2024	1,076
2025	1,105
Total minimum lease payments	4,518
Less: Imputed interest	(282)
Present value of operating lease liabilities	4,236

Total expense for operating leases was $0.6 million in the six months ended June 30, 2022 (2021: $3.5 million). Total cash paid in respect of operating leases was $0.5 million in the six months ended June 30, 2022 (2021: $3.5 million). The weighted average discount in relation to the operating leases was 2.7% for the six months ended June 30, 2022 (2021: 3.3%) and the weighted average lease term was three years for the six months ended June 30, 2022 (2021: four years).

Rental income
The Company had chartered-out five vessels to Trafigura Group Pte Ltd ("Trafigura"), for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. In July and August 2022, two of the vessels were redelivered to the Company upon completion of the time charters and the remaining vessels are expected to be redelivered in September. The minimum future revenues to be received under the fixed rate element of our contracts as of June 30, 2022 are as follows:

(in thousands of $)
Year 1	7,952
Total minimum lease payments	7,952

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties as of June 30, 2022 were $328.0 million and $26.8 million, respectively, and as of December 31, 2021 were $328.0 million and $21.0 million, respectively.

Contingent rental income
In the six months ended June 30, 2022, the Company recognized profit share income of $4.3 million in relation to the five time charters to Trafigura (2021: nil).

13. DEBT

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 with DNB to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of June 30, 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 190 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022 and $223.9 million of the refinanced facility has been recorded in long-term debt as of June 30, 2022.

Debt issuance costs

The Company has recorded debt issuance costs (i.e. deferred charges) of $22.8 million as of June 30, 2022 (December 31, 2021: $24.3 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2022	2021
Vessels and equipment, net	3,531,079	3,477,283

14. FINANCIAL INSTRUMENTS

Interest rate swap agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is LIBOR.

As of June 30, 2022, the Company recorded a derivative instruments receivable of $39.4 million (December 31, 2021: $9.7 million) and no derivative instrument payable (December 31, 2021: $5.7 million) in relation to these agreements. The Company recorded a gain on derivatives of $33.8 million in the six months ended June 30, 2022 (six months ended June 20, 2021: gain of $11.0 million) in relation to these agreements.
The interest rate swaps are not designated as hedges and are summarized as of June 30, 2022 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

	2022		2021
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	119,811	119,811	113,073	113,073
Marketable securities	166,187	166,187	2,435	2,435
Derivative instruments receivable	39,352	39,352	9,675	9,675
Liabilities:
Floating rate debt	2,141,547	2,141,547	2,130,812	2,130,812
Fixed rate debt	209,700	207,684	209,700	206,552
Derivative instruments payable	—	—	5,673	5,673

The estimated fair value of financial assets and liabilities as of June 30, 2022 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	119,811	119,811	—	—
Marketable securities	166,187	166,187	—	—
Derivative instruments receivable	39,352	—	39,352	—
Liabilities:
Floating rate debt	2,141,547	—	2,141,547	—
Fixed rate debt	207,684	—	—	207,684

The estimated fair value of financial assets and liabilities as of December 31, 2021 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	113,073	113,073	—	—
Marketable securities	2,435	2,435		—
Derivative instruments receivable	9,675	—	9,675	—
Liabilities:
Floating rate debt	2,130,812	—	2,130,812	—
Fixed rate debt	206,552	—		206,552
Derivative instruments payable	5,673	—	5,673	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $22.8 million as of June 30, 2022 (December 31, 2021: $24.3 million) on the Condensed Consolidated Balance Sheet.

Fixed rate debt - the fair value of fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
Nonrecurring fair value measurements include a goodwill impairment assessment completed as of June 30, 2022. The impairment test used level 1 inputs.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, HSBC, Royal Bank of Scotland, DNB, Nordea, Credit Agricole, Credit Suisse AG, Standard Chartered and Citibank N.A. However, the Company believes this risk is remote.

15. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Limited ("Golden Ocean"), Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, Avance Gas Holding Ltd ("Avance Gas") and Front Ocean Management

AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions
As of June 30, 2022, the Company had redelivered the two vessels leased from SFL. Prior to the redelivery of the vessels, contingent rental expense was payable to SFL based on the earnings of these vessels. Contingent rental income recorded in the six months ended June 30, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period.

A summary of leasing transactions with SFL in the six months ended June 30, 2022 and June 30, 2021 are as follows;

(in thousands of $)	2022	2021
Charter hire charged (principal and interest)	1,980	3,942
Lease interest expense	872	2,002
Contingent rental income	(623)	(1,624)
Remaining lease obligation	—	52,444

Contingent rental income in the six months ended June 30, 2022 relates to the charter party contracts with SFL and was recognized by the Company because the actual profit share payable in the six months ended June 30, 2022 of nil (six months ended June 30, 2021: $0.3 million) was $0.6 million less (six months ended June 30, 2021: $1.6 million less) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized a gain of $0.2 million in the six months ended June 30, 2022 in relation to this pooling arrangement (six months ended June 30, 2021: gain of $1.0 million).

Transactions with associated companies

A share of income of TFG Marine of $6.5 million was recognized in the six months ended June 30, 2022. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $210.2 million to TFG Marine in the six months ended June 30, 2022 and $27.6 million remained due as of June 30, 2022. The Company has also agreed to provide a $60.0 million guarantee in respect of the performance of its consolidated subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2022 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of June 30, 2022.

A share of losses of FMS Holdco of $0.6 million was recognized in the six months ended June 30, 2022.

Transactions with other entities related to Hemen

The Company recognized interest expense of $6.6 million in the six months ended June 30, 2022 (six months ended June 30, 2021: $2.3 million) in relation to senior unsecured revolving credit facility of up to $275.0 million with an entity related to Hemen. $65.3 million remains available and undrawn under this facility as of June 30, 2022.

A summary of net amounts earned from (paid to) related parties in the six months ended June 30, 2022 and June 30, 2021 are as follows:

(in thousands of $)	2022	2021
Seatankers Management Co. Ltd	313	1,641
SFL	1,863	2,668
Golden Ocean	1,593	2,409
Flex LNG Ltd	687	929
Seatankers Management Norway AS	(285)	(344)
Seadrill Limited	—	137
Archer Limited	—	74
Alta Trading UK Limited	—	1,018
Avance Gas	1,110	1,207
TFG Marine	417	386
Front Ocean Management	(954)	—
Other related parties	9	90

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and support staff costs.

Related party balances
A summary of balances due from related parties as of June 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	2022	2021
SFL	3,884	3,886
Seatankers Management Co. Ltd	1,117	1,546
Archer Limited	39	30
Alta Trading UK Limited	81	280
Golden Ocean	5,303	3,376
Seadrill Limited	—	625
Flex LNG Ltd	335	425
Avance Gas	739	737
TFG Marine	208	199
Front Ocean Management	478	402
Other related parties	92	170
	12,276	11,676

A summary of balances due to related parties as of June 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	2022	2021
SFL	11,535	6,878
Seatankers Management Co. Ltd	1,867	2,226
Avance Gas	951	334
Flex LNG Ltd	785	191
Golden Ocean	7,229	6,016
TFG Marine	27,619	20,605
Archer Limited	9	—
Front Ocean Management	76	—
Other	4	—
	50,075	36,250

See Notes 8, 11 and 16 for details regarding other related party transactions and balances.

16. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations, cash flows or financial condition individually and in the aggregate.

As of June 30, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for six vessels owned by the Company, with a remaining financial commitment of $2.1 million, excluding installation costs, due in 2022.

See Notes 9 and 15 for details of other commitments and contingencies.

17. SUBSEQUENT EVENTS

In July 2022, Frontline and Euronav announced that the companies have signed a definitive combination agreement for a stock-for-stock combination (the "Combination") which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement memorializes the principal aspects of the previously announced term sheet that was signed on April 7, 2022. The proposed Combination is structured as a voluntary conditional exchange offer (the “Tender Offer”) by Frontline for all outstanding shares of Euronav at an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share, possibly followed by a (simplified) squeeze out, with the aim to then propose a merger of Euronav into Frontline to Frontline’s and Euronav’s shareholders as soon as possible thereafter (the “Merger”). On the terms and subject to the conditions set forth in the Combination Agreement, Frontline will relocate from Bermuda to Cyprus by way of Frontline being discontinued out of Bermuda and continuing its existence in Cyprus as a Cyprus public limited liability company (the "Redomiciliation"). The Redomiciliation, Tender Offer and Merger are subject to the receipt of required regulatory approval, sufficient shareholder approvals and other customary conditions.

In August 2022, the Company issued 19,091,910 shares to Hemen in full settlement of the share lending arrangements in connection with the privately negotiated share exchange transactions with Euronav shareholders. Following the issuance, Frontline Ltd. has a total of 222,622,889 shares issued and outstanding.

In August 2022, the Company took delivery of the VLCC newbuilding, Front Tana, from HHI and drew down $65.0 million under its senior secured term loan facility of up to $65.0 million with ING Bank to partially finance the delivery.